UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-38077

Bright Scholar Education Holdings Limited

No.1, Country Garden Road

Beijiao Town, Shunde District, Foshan, Guangdong 528300

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K dated October 28, 2024 solely for the purpose of adding Exhibit 99.4. Except as described above, this amendment does not amend any information set forth in the original Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bright Scholar Education Holdings Limited

Date: October 29, 2024	By:	/s/ Hui Zhang
	Name:	Hui Zhang
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1*	Press Release
Exhibit 99.2*	Notice of Annual General Meeting
Exhibit 99.3*	Form of Proxy for Annual General Meeting
Exhibit 99.4	Voting Instruction Card to Registered Holders of American Depositary Receipts

*	Previously filed

2